FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 22, 2003

PARAMOUNT ENERGY TRUST

(Translation of registrant's name into English)

SUITE 500, 630 -4 AVENUE SW, CALGARY, AB  T2P 0J9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXHIBITS

The following documentation is being submitted herewith:

Press Release dated October 22, 2003

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PARAMOUNT ENERGY TRUST

By its Administrator PARAMOUNT

ENERGY OPERATING CORP.

(Registrant)

By:/s/Cameron R. Sebastian

 (Signature)

Cameron R. Sebastian

Vice President, Finance & CFO

Date:  October 22, 2003

PRESS RELEASE

PARAMOUNT ENERGY TRUST CONFIRMS OCTOBER 2003 DISTRIBUTION AND UPDATES HEDGING PORTFOLIO

October 22, 2003. Paramount Energy Trust ("PET") (TSX -PMT.UN) is pleased to confirm that its distribution on November 17, 2003 in respect of production for the month of October 2003, for Unitholders of record on October 31, 2003, will be $0.20 per Trust Unit.  The ex-distribution date is October 29, 2003.  This distribution amount maintains the monthly level established in September and brings cumulative distributions paid to-date to $2.484 per Trust Unit.

Furthermore, PET continues to forecast that monthly cash distributions will be maintained at $0.20 per Trust Unit in respect of production for the remainder of 2003.  These projections are based upon the Trust's current  production forecast, hedges and the forward market for natural gas prices, however these forecast distributions are subject to change as dictated by actual conditions.

In addition, the Trust has recently established the following natural gas hedges:

1.

Fixed price contracts for 40,000 GJ/d, for the period from November 2003 through March 2004, at an average price of $6.24/GJ.

2.

A fixed price contract for 10,000 GJ/d, for the period from April 2004 through October 2004, at an average price of $5.30/GJ.

3.

A costless collar for 15,000 GJ/d, for the period April 2004 through December 2004, with a floor of $5.00/GJ and a ceiling of $7.10/GJ.

All contracts are in Canadian dollars at AECO settling on the AECO monthly index.

Further information with respect to the gas/bitumen issue and its possible effects on the Trust can be found on PET's website at www.paramountenergy.com/investor relations/Gas-Bitumen Issue.

Paramount Energy Trust is a natural gas-focussed Canadian energy trust.  PET's Trust Units are listed on the Toronto Stock Exchange under the symbol "PMT.UN".  Further information with respect to PET can be found at its website at www.paramountenergy.com.

This news release contains forward-looking information.  Implicit in this information, particularly in respect of cash distributions, are assumptions regarding natural gas prices, production, royalties and expenses which, although considered reasonable by PET at the time of preparation, may prove to be incorrect.  These forward-looking statements are based on certain assumptions that involve a number of risks and uncertainties and are not guarantees of future performance.  Actual results could differ materially as a result of changes in PET's plans, changes in commodity prices, regulatory changes, general economic, market and business conditions as well as production, development and operating performance and other risks associated with oil and gas operations.  There is no guarantee by PET that actual results achieved will be the same as those forecast herein.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Paramount Energy Operating Corp, administrator of Paramount Energy Trust Suite 500, 630 -4 Avenue SW, Calgary, AB T2P 0J9 Telephone: (403) 269-4400 Fax: (403) 269-6336 Email: info@paramountenergy.com

Clayton H. Riddell, Chief Executive Officer

Susan L. Riddell Rose, President and Chief Operating Officer

Cameron R. Sebastian, Vice President, Finance and Chief Financial Officer

Gary C. Jackson, Vice President, Land, Legal and Acquisitions